Exhibit 99.1

FOR IMMEDIATE RELEASE	For Investors:
Keith Helming
Chief Financial Officer
+31 20 655 9670
khelming@aercap.com

Peter Wortel
Investor Relations
+31 20 655 9658
pwortel@aercap.com

For Media:
Frauke Oberdieck
Corporate Communications
+31 20 655 9616
foberdieck@aercap.com

AerCap Holdings N.V. Reports First Quarter 2007 Financial Results

Amsterdam, Netherlands; May 15, 2007

Highlights

•                  First quarter 2007 net income was $60.5 million, up 70% over first quarter 2006.

•                  We changed our method of accounting for certain maintenance obligations as required by the issuance of a FASB Staff Position.  The results for first quarter 2007 and 2006 include the application of the new method.

•                  First quarter 2007 basic and diluted earnings per share were $0.71, up 58% over first quarter 2006.

•                  First quarter 2007 revenue was $309.5 million, up 123% over first quarter 2006.

•                  Sales revenue in the first quarter 2007 totaled $148.9 million and were generated from the sale of five aircraft, ten engines and sale of parts inventory.

•                  Total assets were $4.0 billion at March 31, 2007, a 27% increase over total assets of $3.2 billion at March 31, 2006.

•                  Committed purchases of aviation assets for the full year 2007 are $746 million, of which $248 million were purchased in the first quarter of 2007.

•                  We closed a refinancing of debt on 70 aircraft on May 8, 2007 through the issuance of $1.66 billion of securitized bonds.

•                  We signed an agreement for the purchase of an additional 10 new A330-200 aircraft with Airbus on May 14, 2007.

Summary of Financial Results

AerCap Holdings N.V. (the “Company” or “AerCap”) (NYSE: AER) announced the results of its operations for the quarter ended March 31, 2007.  The Company recorded net income for the first quarter 2007 of $60.5 million, or $0.71 per basic and diluted common share.  This result represents an increase of 70% over the net income for the first quarter 2006.  Klaus Heinemann, CEO of AerCap, commented, “Our strong net income in the first quarter 2007 reflects the successful operation of our integrated business model in a healthy industry environment.  With the increase of our A330 forward order commitment with Airbus from 20 to 30 aircraft, the total number of aircraft under contract or letter of intent, now equals 121.  This committed growth provides us with increased economies of scale for future operations and positions us to take advantage of customer demand for new technology aircraft in the future.”  AerCap’s CFO, Keith Helming, added, “Our strong first quarter performance as compared to the prior year first quarter is evidence of the execution of our growth strategy and improvement of the economics in the aircraft operating lease industry.”

Detailed Financial Data

($ in Millions)

Operating results

			% increase over
	First Quarter 2007	First Quarter 2006	First Quarter 2006
Revenues	$309.5	$139.1	123%
Net income	60.5	35.5	70%

Revenue breakdown

			% increase
			(decrease) over First
	First Quarter 2007	First Quarter 2006	Quarter 2006
Lease revenue	$139.7	$87.9	59%
Sales revenue	148.9	33.2	348%
Management fees, interest income and other revenue	20.9	17.9	17%
Total revenue	$309.5	$139.0	123%

Effective tax rate

The effective tax rate for our aircraft business was 13.2% and was 38% for our engine and parts business, resulting in an overall consolidated effective tax rate of 14.3% during the first quarter 2007.  We have adopted FIN 48 “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” effective January 1, 2007.  The adoption of FIN 48 was immaterial to our financial statements.

Financial position

			% Increase over
	March 31, 2007	March 31, 2006	March 31, 2006
Flight equipment held for lease	$3,076.8	$2,280.1	35%
Total assets	4,030.1	3,174.8	27%
Total liabilities	3,184.6	2,695.2	18%
Total equity	813.8	455.2	79%

As of March 31, 2007, our portfolio consisted of 341 aircraft and 71 engines that were either owned, on order, under contract or letter of intent, or managed.  The number of aircraft and engines in our portfolio increased 35% since March 31, 2006 (303 aircraft and 2 engines).

ALS Securitization Refinancing

On May 8, 2007 we completed a refinancing of ALS, a securitization vehicle we established in September 2005, with the issuance of $1.66 billion of securitized bonds in one class of AAA-rated G-3 floating rate bonds.  The proceeds from the refinancing, in addition to the issuance to AerCap of new class E-2 junior notes were used to redeem $812.1 million of G-1A, G-2A, C-1 and D-1 classes of ALS debt and to finance 28 additional aircraft that had been secured by a variety of other debt structures within the AerCap group.  Net cash proceeds to AerCap after payment of all expenses and repayment of previously existing debt on the securitized aircraft total approximately $150 million.  The G-3 bonds issued were priced at one-month LIBOR + 26 basis points.  We estimate that the interest savings from this refinancing will be approximately $16 million per year, excluding any additional earnings generated from the reinvestment of the cash proceeds.  Coincident with the ALS refinancing, the AerFunding warehouse was amended and restructured, resulting in a reduced interest rate spread and a two year extension to the revolving period.  The size of the AerFunding facility remains $1.0 billion, which provides us with significant committed debt funding capacity for future acquisitions.  As a result of the ALS refinancing, we expect to incur charges in the second quarter of 2007 of approximately $26 million for the write-off of unamortized debt issuance costs from the refinanced debt in addition to ALS bond prepayment and other related fees.

Maintenance Adjustment

On September 8, 2006, the Financial Accounting Standards Board issued FSP No. AUG AIR-1 “Accounting for Planned Major Maintenance Activities” (“FSP”).  The FSP amends certain provisions in the AICPA Industry Audit Guide, “Audit of Airlines” and is applicable for our financial year beginning January 1, 2007.  The FSP eliminates the “accrue in advance” methodology in accounting for certain future maintenance payments.  As a result of the FSP, our previous method of accruing for the payment of top-up or lessor contribution obligations at the signing of a lease is no longer permitted.  Accordingly, we have adjusted our historical financial statements in accordance with Statement of Financial Accounting Standards No. 154 “Accounting Changes and Error Corrections” (“FAS 154”) to reflect the application of the new policy for top-up and lessor contribution obligations.  Under our new policy, we will recognize an expense at the time of the occurrence of a lessor contribution or top-up payment, except in instances where we have established an accrual as an assumed liability for such payment, in connection with the purchase of an aircraft with a lease attached.

Following is a summary of the full-year 2005 and full-year 2006 effect of the adjustment on each financial statement line item affected by the change:

	As Originally
	Reported	As Adjusted	Effect of Adjustment
Year ended December 31, 2005(A)
Lease revenue	$348.9	$335.7	$(13.2)
Sales revenue	92.1	88.3	(3.8)
Depreciation	112.3	112.4	0.1
Leasing expenses	21.9	27.4	5.5
Income tax provision	14.7	10.0	(4.7)
Net income	83.4	65.5	(17.9)

Year ended December 31, 2006
Depreciation	102.4	102.5	0.1
Leasing expenses	47.4	21.5	(25.9)
Income tax provision	16.3	21.2	4.9
Net income	88.0	108.9	20.9

(A)         The figures above for the year ended December 31, 2005 include the aggregation of results for the six months ended June 30, 2005 for AerCap B.V. (the predecessor company) and the results for the period from June 27, 2005 to December 31, 2005 for AerCap Holdings N.V. (the successor company).  Of the net income impact of the maintenance adjustment of ($17.9) million, $0.4 million relates to the period from June 27, 2005 to December 31, 2005.  The aggregation of these two periods is not in accordance with US GAAP as AerCap B.V. and AerCap Holdings N.V. are different reporting entities for accounting purposes.  This aggregated information is presented for information purposes only.  The following table presents the originally reported US GAAP results by period:

		Period from June 27,	Non-GAAP
	Six Months Ended	2005 to December 31,	Aggregation of
	June 30, 2005	2005	Periods
Lease revenue	$175.3	$173.6	$348.9
Sales revenue	79.6	12.5	92.1
Depreciation	66.4	45.9	112.3
Leasing expenses	9.7	12.2	21.9
Income tax provision	(4.1)	(10.6)	(14.7)
Net income	33.7	49.7	83.4

There is no impact on our cash flows from the change in accounting policy.

Notes Regarding Financial Information Presented In This Press Release

The financial information presented in this press release is not audited.

Annual General Meeting of Shareholders

The Company held its 2006 annual general meeting (AGM) of shareholders on May 11, 2007 in Amsterdam.  The AGM adopted the annual accounts and voted for all other items which required a vote.

Conference Call

In connection with the earnings release, management will host an earnings conference call on Tuesday, May 15, 2007 at 9:30 A.M. eastern time.  All interested parties are welcome to participate on the live call.  The conference call can be accessed by

(800) 218-9073 (U.S. domestic) or 001 303 262-2211 (International); there is no passcode.

A webcast of the conference call will be available at http://www.aercap.com. For those who are not able to listen to the live call a replay will be available through May 22, 2007 and can be accessed by dialing toll-free (800) 405-2236 (U.S. domestic) or 001 303 590-3000 (International), pass code 11088128.

About AerCap Holdings N.V.

AerCap is an integrated global aviation company with a leading market position in aircraft and engine leasing, trading and parts sales. AerCap also provides aircraft management services and performs aircraft and engine maintenance, repair and overhaul services and aircraft disassemblies through its certified repair stations. AerCap has a fleet of over 300 aircraft owned, managed or under contracted orders and a diversified commercial engine portfolio. AerCap is headquartered in The Netherlands and has offices in Ireland and the United States.

Forward Looking Statements

Certain items in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not necessarily limited to, statements relating to future operations.  Words such as “expect(s)” and similar expressions are intended to identify such forward-looking statements.  These statements are based on management’s current expectations and beliefs and are subject to a number of factors that could lead to actual results materially different from those described in the forward-looking statements.  AerCap’s expectations may not be attained.  There are important factors that could cause actual results, level of activity, performance or achievements to differ from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements.  In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release may not occur.  Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements.  Such forward-looking statements speak only as of the date of this press release.  AerCap expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

For more information regarding AerCap and to be added to our email distribution list, please visit http://www.aercap.com.

Financial Statements Follow

AerCap Holdings N.V.
Consolidated Balance Sheets - Unaudited
(In thousands of U.S. Dollars)

		December 31, 2006
	March 31, 2007	(adjusted)	March 31, 2006
Assets
Cash and cash equivalents	$140,103	$131,201	$252,516
Restricted cash	99,459	112,277	130,542
Trade receivables, net of provisions	32,458	25,058	7,444
Flight equipment held for operating leases, net	3,076,815	2,969,111	2,280,121
Notes receivables, net of provisions	166,344	167,451	171,170
Prepayments on flight equipment	150,621	166,630	122,514
Investments	16,091	18,001	5,056
Goodwill	6,776	6,776	-
Intangibles	49,080	34,229	35,290
Inventory	72,115	82,811	-
Derivative assets	18,764	17,871	23,638
Deferred income taxes	88,939	97,841	90,515
Other assets	112,489	92,431	55,944
Total Assets	$4,030,054	$3,921,688	$3,174,750

Liabilities and Shareholders’ equity

Accounts payable	$7,222	$6,958	$3,491
Accrued expenses and other liabilities	70,828	92,466	68,218
Accrued maintenance liability	261,653	263,563	163,327
Lessee deposit liability	72,591	77,686	55,094
Term debt	2,665,987	2,555,139	2,245,256
Accrual for onerous contracts	72,718	111,333	130,008
Deferred revenue	29,065	28,391	23,712
Derivative liabilities	—	—	6,053
Deferred income taxes	4,490	3,383	—
Total liabilities	3,184,554	3,138,919	2,695,159

Minority interest	31,685	31,938	24,400

Ordinary share capital	699	699	646
Additional paid-in capital	593,999	591,553	369,354
Retained earnings	219,117	158,580	85,191
Total shareholders’ equity	813,815	750,832	455,191
Total Liabilities and Shareholders’ equity	$4,030,054	$3,921,688	$3,174,750

AerCap Holdings N.V.
Consolidated Income Statements - Unaudited
(In thousands of U.S. Dollars, except per share data)

	Three months ended
	March 31,
	2007 (A)	2006
Revenues
Lease revenue	139,703	$87,941
Sales revenue	148,885	33,215
Interest revenue	7,272	8,934
Management fee revenue	3,025	3,681
Other revenue	10,587	5,322
Total Revenues	309,472	139,093

Expenses
Depreciation	33,968	24,360
Cost of goods sold	118,003	20,502
Interest on term debt	50,484	28,203
Operating lease in costs	6,237	6,356
Leasing expenses	4,032	4,528
Provision for doubtful notes and accounts receivable	(141)	(1,298)
Selling, general and administrative expenses	26,585	11,133
Total Expenses	239,168	93,784

Income from continuing operations before income taxes and minority interest	70,304	45,309

Provision for income taxes	(10,019)	(10,423)

Net income before minority interest	60,285	34,886

Minority interest, net of taxes	252	600

Net Income	$60,537	$35,486

Basic and diluted earnings per share	0.71	$0.45

Weighted average shares outstanding - basic and diluted	85,036,957	78,236,957

(A)         Includes the results of operations of AeroTurbine

AerCap Holdings N.V.

Consolidated Statements of Cash Flows - Unaudited

	Three months ended
	March 31,
	2007	2006
Net Income	60,537	35,486
Adjustments to reconcile net income to net cash provided by operating activities

Minority interest	(252)	(600)
Depreciation and amortisation	33,968	24,360
Amortisation of debt issuance cost	1,708	1,821
Amortisation of intangibles	1,944	3,281
Gain on elimination of fair value guarantee	(10,736)	—
Provision for doubtful notes and accounts receivable	(141)	(1,298)
Capitalised interest on pre-delivery payments	(1,564)	(1,367)
Gain on disposal of assets	(24,961)	(12,713)
Change in fair value of derivative instruments	(893)	(7,252)
Deferred taxes	10,009	10,089
Share-based compensation	2,446	—
Changes in assets and liabilities
Trade receivables and notes receivable, net	(6,152)	25,880
Inventories	10,779	—
Other assets	(7,498)	(1,013)
Accounts payable and accrued expenses, including accrued maintenance liability, lessee deposits	(51,185)	(24,333)
Deferred revenue	674	1,703
Net cash provided by operating activities	18,683	54,044

Purchase of flight equipment	(223,585)	(108,250)
Proceeds from sale/disposal of assets	126,905	33,215
Prepayments on flight equipment	(18,650)	(28,000)
Purchase of investments	—	(2,056)
Purchase of intangibles	(16,794)	—
Movement in restricted cash	12,818	27,188
Net cash used in investing activities	(119,306)	(77,903)

Issuance of term debt	246,503	133,057
Repayment of term debt	(135,655)	(60,797)
Debt issuance costs paid	(1,459)	(4,210)
Capital contributions from minority interests	—	25,000
Net cash provided by financing activities	109,389	93,050

Net (decrease) increase in cash and cash equivalents	8,766	69,191
Effect of exchange rate changes	136	(229)
Cash and cash equivalents at beginning of period	131,201	183,554
Cash and cash equivalents at end of period	140,103	252,516